July 25, 2007



VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Rufus Decker
           Jeffrey Gordon
           Nudrat Salik

     Re:     Universal Hospital Services, Inc. (the "Company")
             Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the period ended March 31, 2007
             File No. 0-20086

Dear Mr. Decker:

     Set forth below are the Company's responses to the comments raised in the letter dated July 11, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings. The additional disclosures and other revisions contained in our responses will be included in our future filings. For reference purposes, the Staff's comments have been reproduced below, followed by the Company's responses to each comment. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
                 ----------------------------------------------

General
-------

1. Staff's Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

     Response: Where your comment letter requests additional disclosures or other revisions for numbered comments 2 through 9 below, we present below such revisions as we intend them to appear in our future filings.

July 25, 2007
Page 2

Financial Statements
--------------------

Statements of Cash Flows, page F-5
----------------------------------

2. Staff's Comment: Please revise your statement of cash flows to present the changes in inventories separately from the changes in other operating assets. Also, please revise to present the changes in accounts payable separately from the changes in accrued expenses and other long-term liabilities. Please refer to paragraph 29 of SFAS 95.

     Response: Per your comment and in accordance with paragraph 29 of SFAS 95, we will present changes in inventories separately from changes in other operating assets and will separately present changes in accounts payable from changes in accrued expenses and other long-term liabilities in future annual and quarterly filings. We include below a revised changes in operating assets and liabilities section of the Statements of Cash Flows for our years ended December 31, 2006, 2005 and 2004, and for the three months ended March 31, 2007 and 2006:


                                                                               Three Months Ended
                                               Year Ended December 31,              March 31,
                                         ----------------------------------  ----------------------
(in thousands)                              2006        2005        2004        2007        2006
                                         ----------  ----------  ----------  ----------  ----------
Changes in operating assets and
 liabilities
     Accounts receivable                    (2,126)     (1,999)     (5,416)     (4,002)     (1,824)
     Inventories                              (130)       (565)     (1,591)       (766)       (211)
     Other operating assets                   (746)      1,085      (1,271)        281        (344)
     Accounts payable                       (2,344)       (983)      5,920       1,169         (13)
     Accrued expenses and other long-term
      liabilities                            4,668         135         115       5,746       7,241


Notes to Financial Statements
-----------------------------

Note 2 - Significant Accounting Policies, page F-6
--------------------------------------------------

3. Staff's Comment: You state that medical equipment sales and remarketing are recorded at the time of shipment, change of ownership or installation completion. Please expand your disclosure to describe the different types of customer arrangements you enter into related to medical sales and remarketing. For each of these types of arrangements, please clarify at which time you record revenue and how you determined this is appropriate pursuant to SAB Topic 13:A.3.

     Response: Medical equipment sales and remarketing revenues consist of (1) sales of moveable medical equipment and related parts and single-use disposable items to customers and (2) sales of equipment that include installation services.

July 25, 2007
Page 3

     For the first category, we recognize revenue at the point where we either deliver the equipment, parts or single-use disposable items to the customer ourselves or at the point of shipment, when risk of loss has passed to the customer. In either case, we believe the relevant recognition provisions of SAB 104/SAB Topic 13:A.3 are satisfied as we have performed all but inconsequential or perfunctory obligations and substantial uncertainties regarding customer acceptance do not exist, after taking into account an allowance we have recorded for returns of such equipment that is based on historical experience.

     For the second category, we recognize all revenue when installation is complete and the equipment is operational for the customer. At this point, we believe that no substantial uncertainties remain with respect to customer acceptance and that we have performed all but inconsequential or perfunctory obligations.

     In our future filings, we intend this disclosure to look substantially like the following:

          "Medical equipment sales and remarketing revenues consist of (1) sales of moveable medical equipment and related parts and single-use disposable items to customers and (2) sales of medical equipment that include installation services. The Company follows the provisions of SAB 104 in recognizing these revenues as they are realized and earned once an arrangement exists, delivery has occurred and services rendered, the price is fixed and collectibility is reasonably assured. Sales of moveable medical equipment as well as related parts and single-use disposable items are recognized at the point of delivery, if performed by us, or at the point of shipment, when risk of loss has passed to the customer. Because of the short-term nature of equipment installation projects, sales that include installation services are recognized when the earnings cycle has been completed--installation has been completed, the equipment becomes operational and the customer has accepted it. "


Note 7 - Commitments and Contingencies, page F-15
-------------------------------------------------

4. Staff's Comment: Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

     Response: We will expand our disclosure as follows:

July 25, 2007
Page 4

          "The Company leases nearly all of its district, corporate and other operating locations under operating leases and recognizes rent expense on a straight-line basis over the lease terms. Rent holidays and rent escalation clauses, which provide for scheduled rent increases during the lease term, are taken into account in computing straight-line rent expense included in our Statements of Operations. The difference between the rent due under the stated periods of the leases compared to that of the straight-line basis is recorded as deferred rent within other accrued expenses and other long-term liabilities in the Balance Sheets. Landlord funded lease incentives, including tenant improvement allowances provided for our benefit, are recorded as leasehold improvement assets and as deferred rent in the Balance Sheets and are amortized to depreciation expense and as rent expense credits, respectively."

     The Company does not have any leases where payments included in minimum lease payments are dependent upon an index or rate, such as the Consumer Price Index.


Note 8 - Employee Benefit Plans, page F-15
------------------------------------------

5. Staff's Comment: Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

     Response: We will expand our disclosure to include the following:

          "The Company is self-insured for employee health care up to $130,000 per member per plan year and aggregate claims up to 125% of expected claims per plan year. Also, the Company purchases workers' compensation and automobile liability coverage with related deductibles. The Company is liable for workers' compensation and automobile liability claims up to $250,000 and $100,000 per individual claim, respectively. Self-insurance and deductible costs are included in other accrued expenses in the Balance Sheets and are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims development and incurred but not reported."


Note 12 - Stock-Based Compensation, page F-20
---------------------------------------------

6. Staff's Comment: Please expand your disclosure to discuss the methodology you used to estimate the fair value of your common shares for each period presented, including any significant factors and assumptions used to arrive at this estimate. Your disclosure in note (3) on page 63 implies that you applied discounts in your determination of fair value of your common shares. Please disclose the nature of each of the discounts that you used, the percentages of these discounts used, and your basis for using these discounts. Refer to paragraph 64(c) of SFAS 123(R).

July 25, 2007
Page 5

     Response: We will expand our disclosure to include the following:

          "For each of the periods presented, options were granted with option strike prices based on the estimated fair market values of the Company's common stock on the date of the grant, as determined by the Company's board of directors. Our board of directors considered multiple valuation metrics and methods and determined that the most appropriate method for the Company, given its unique attributes, was an Enterprise Value to EBITDA approach. In order to determine this fair market value, during 2004, we applied the Enterprise Value to EBITDA multiple per our sale of equity to new common shareholders as part of our late 2003 recapitalization. Beginning in 2005, we began using an average market multiple approach using the average Enterprise Value to forecasted EBITDA multiple from a comparable group of publicly traded health care companies. Given the lack of a truly comparable peer company, our comparable group was determined by using public market players in a generally capital-intensive settings, with attributes of our customer base, suppliers and competitors. We then applied a discount to such multiple in arriving at the fair market value of our common shares, in order to account for the lack of liquidity in our shares as well as minority ownership. This discount rate was determined through an analysis of the restrictions on the transferability of our stock, our impression of the generally accepted range for such discount factors for privately held companies based upon broad capital market discussions, our progress toward a capital event of some type and the inherent risk that such a capital event would not be consummated. After considering these factors, the Company determined appropriate aggregate discounts of 25% during 2004, 2005 and through the first quarter of 2006. Thereafter, the aggregate discount was reduced to 7.5% in order to account for the increased likelihood of a capital event."


Note 13 - Segment Information, page F-23
----------------------------------------

7. Staff's Comment: Please provide a reconciliation between the total of your reportable segments' measure of profit or loss to your consolidated income
     (loss) before taxes. All significant reconciling items should be separately identified and described. Refer to paragraphs 32 and 33 of SFAS 131. Please also separately discuss with quantification business reasons for changes between periods in the reconciling items in MD&A.

     Response: The requested reconciliation consists of two items, selling, general and administrative expenses and interest expense, both of which are presented separately in the Statements of Operations. Neither selling, general and administrative expenses nor interest expense are allocated for purposes of making operating decisions or assessing segment performance. Quantification of business reasons for material changes between periods in these reconciling items are currently disclosed in our MD&A. In our future annual and quarterly filings, we will include this reconciliation with our segment information similar to the table below:

July 25, 2007
Page 6

Reconciliation of Total Company Gross Margin to Income (loss) before taxes


                                                                               Three Months Ended
                                               Year Ended December 31,              March 31,
                                         ----------------------------------  ----------------------
(in thousands)                              2006        2005        2004        2007        2006
                                         ----------  ----------  ----------  ----------  ----------
   Gross Margin                          $  94,203   $  88,855   $  85,817   $  27,754   $  26,539
   Selling, general and administrative
    expense                                (61,940)    (58,455)    (57,713)    (16,294)    (14,965)
   Interest expense                        (31,599)    (31,127)    (30,508)     (8,082)     (7,817)
                                         ----------  ----------  ----------  ----------  ----------
       Income (loss) before income tax   $     664   $    (727)  $  (2,404)  $   3,378   $   3,757
                                         ==========  ==========  ==========  ==========  ==========


8. Staff's Comment: Your disclosures indicate that the assets allocated to each segment primarily include goodwill and intangible assets. Please disclose why you do not allocate any other operating assets for purposes of reporting segment assets.

     Response: The reason we do not allocate any other operating assets other than goodwill and intangible assets in reporting assets by segment is that the Company's assets are, predominantly, managed as corporate assets. Furthermore, we do not report such assets separately to our Chief Operating Decision Maker ("CODM"), as defined in FAS 131. Since FAS 131 paragraph 29 states that only those assets that are included in the measure of the segment's assets that is used by the CODM need be reported for that segment, we do not believe that such allocated asset reporting is required by the Statement.

     We will expand our disclosure, however, to include the following:

          "Segment assets for the three business segments (excluding Corporate and Unallocated) primarily include goodwill and intangible assets. Consistent with the Company's reporting to its Chief Operating Decision Maker, other assets are not allocated to the three business segments. Thus, assets included in Corporate and Unallocated contain all other Company assets."


                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007
                  ---------------------------------------------

General
-------

9. Staff's Comment: Please address the above comments in your interim filings as well.

July 25, 2007
Page 7

     Response: We have considered whether the annual financial statement modifications outlined by us in items 2 through 8 above also give rise to modifications in our quarterly filings. We do believe that comments 2 and 7 give rise to such a quarterly modification. We view the other modifications, however, to be annual in nature, given our understanding that we are obligated to provide disclosure in our quarterly filings when necessary to prevent the interim statements from being misleading. Because we believe only comments 2 and 7 give rise to this possibility, we will modify our future quarterly filings to reflect such comments.

                                      *****

     Further to the Staff's request on page 4 of the comment letter, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      *****

     We hope that the foregoing has been responsive to the Staff's comments. Please address any questions regarding our responses to these comments to the undersigned at (952) 893-3254.


                                                 Sincerely,


                                                 /s/ Rex T. Clevenger
                                                 --------------------

                                                 Rex T. Clevenger
                                                 Executive Vice President and
                                                 Chief Financial Officer



cc:  Christian O. Nagler, Kirkland & Ellis LLP
     Diana J. Vance-Bryan, General Counsel